UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Accelerate Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00439D102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Accelerate Acquisition Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 17,183,333(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,183,333(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,183,333(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.0%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 17,183,333 shares of Class A common stock acquirable in respect of (i) 9,850,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s shares of Class A common stock at the time of the Issuer's initial business combination and (ii) 7,333,333 private placement warrants to acquire shares of Class A common stock upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)	Calculated based on (i) 40,000,000 shares of Class A common stock outstanding as of December 1, 2021 as reported on the Issuer’s Form 10-Q/A, filed on December 6, 2021, and (ii) 17,183,333 shares of Class A common stock issuable in connection with conversion of the 9,850,000 Class B Shares and exercise of 7,333,333 Private Placement Warrants beneficially owned by the Reporting Person.

Item 1(a).	Name of Issuer

Accelerate Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

51 John F. Kennedy Parkway Short Hills, New Jersey 07078

Item 2(a).	Names of Persons Filing

This statement is filed by the Accelerate Acquisition Sponsor LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

51 John F. Kennedy Parkway Short Hills, New Jersey 07078

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

00439D102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person is the record holder of the reported securities. There are three managers on the Reporting Person’s board of managers— Robert Nardelli, Michael Simoff and Jeffrey Kaplan. Each manager has one vote, and the approval of a majority is required to approve an action of the Reporting Person. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:February 8, 2022

Accelerate Acquisition Sponsor LLC

/s/ Michael Simoff
Name:	Michael Simoff
Title:	Chief Financial Officer

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